Exhibit 99.2

CAN-FITE BIOPHARMA LTD.

PROXY FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 5, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Ilan Cohen, Chairman of the Board and Dr. Pnina Fishman, Chief Executive Officer and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares in Can-Fite BioPharma Ltd.  (the “Company”) which the undersigned is entitled to vote at the Special Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company, 10 Bareket Street, Petach Tikva, Israel, on Wednesday, August 5, 2020 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matter, which is more fully described in the Notice of Special Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Special Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Special Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL MEETING OF SHAREHOLDERS OF

CAN-FITE BIOPHARMA LTD.

August 5, 2020, 4.00 p.m. (Israel time)

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve a grant of options to Pnina Fishman, the Company’s Chief Executive Officer and director, as described in the accompanying proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

Are you a controlling shareholder in the Company, or have a personal interest in the said Proposal, as such terms are defined in the Proxy Statement of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this Proposal.

☐	YES	☐	NO

2.	To re-elect Yaakov Goldman to the Company’s Board of Directors as an external director for a three-year term ending July 24, 2023

☐	FOR	☐	AGAINST	☐	ABSTAIN

Are you a controlling shareholder in the Company, or have a personal interest in the said Proposal, as such terms are defined in the Proxy Statement of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this Proposal.

☐	YES	☐	NO

3.	To approve a grant of options to Ilan Cohn, Guy Regev, Abraham Sartani, Israel Shamay and Yaacov Goldman, non-executive directors of the Company, as described in the accompanying proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Special Meeting or any adjournment or postponement thereof.

	Date: ________, 2020		Date_________, 2020
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.